May 15, 2009

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Barbara C. Jacobs, Assistant Director
Tamara Tangen, Staff Accountant
Craig Wilson, Senior Assistant Chief Accountant
Evan S. Jacobson, Staff Attorney

Re:	SolarWinds, Inc.
Registration Statement on Form S-1
File No. 333-149851

Acceleration Request

Requested Date: May 19, 2009

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SolarWinds, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1, as amended (File No. 333-149851) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”). The Company also requests that the registration statement on Form 8-A (File No. 001-34358) filed with the Commission on May 14, 2009 be declared effective concurrently with the Registration Statement.

The Company hereby authorizes Paul R. Tobias of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

Securities and Exchange Commission

Re: SolarWinds, Inc.

May 15, 2009

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Paul R. Tobias, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (512) 338-5401. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Paul R. Tobias via facsimile at (512) 338-5499 and via mail to Wilson Sonsini Goodrich & Rosati, Professional Corporation, 900 S. Capital of Texas Highway, Las Cimas, 5th Floor, Austin, TX 78746-5546.

Sincerely,

SOLARWINDS, INC.

By:	/s/ Michael S. Bennett
Michael S. Bennett,
Chief Executive Officer and Chairman of the Board